Exhibit 23.4


                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the use in the Information Statement/Prospectus constituting part of this Registration Statement on Form S-4 of Acxiom Corporation of our report dated November 1, 1996, appearing in the Current
Report on Form 8-K of Acxiom Corporation dated February 8, 1999 which is attached to the Information Statement-Prospectus as Annex F, relating to the consolidated balance sheet of May & Speh, Inc. as of September 30, 1996 (not presented separately therein) and the related consolidated statements of operations and of cash flows for the years ended September 30, 1996 and 1995 (not presented separately therein). We also consent to the reference to us under the heading "Experts" in such Information Statement/Prospectus.


PricewaterhouseCoopers LLP
Chicago, Illinois
April 19, 1999